CORRESP for the SEC letter of the Registration Satement on Form S-1

Achison INC
CIK: 0001672571
3906 Main Street, 207
Flushing, NY11354

May 17, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, DC 20549

Attention:
     Folake Ayoola
     Stacie Gorman
     Paul Cline
     Wilson Lee

Re: Achison Inc
    Amendment No. 7 to Registration Satement on Form S-1
    Filed April 21, 2017
    File No. 333-211051

General

1. We note your response to our prior comment 1 and continue to note your disclosure that Lansdale Inc. will intend to hold sufficient shares to become the parent of the Corporation. (emphasis added) Please revise your disclosure to clarify whether you have entered into an oral or written agreement or understanding to sell securities to Lansdale in this public offering. If so, please tell us how this complies with Section 5 of the Securities Act. Alternatively, please revise your disclosure to so clarify.

Please see the amended contents of the Prospectus Summary 4 on page 6 of the Form S-1/A on May 17, 2017.

Exhibit 23

2. Please refer to prior comment 5 and revise to include an updated consent for the audit report issued on the financial statements at and for the period ended March 31, 2015. Be advised that the consents for both audit reports included in the registration statement are required to be current at the time effectiveness is requested.

Please see the amended contents of Exhibits 23.3 of the Form S-1/A on May 17, 2017.

Wanjun Xie
Wanjun Xie

President
Achison Inc
Date: AMay 17, 2017